                                                                File No. 70-8925
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to

                                    Form U-1

                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

THE COLUMBIA GAS SYSTEM, INC.                                      COLUMBIA ENERGY SERVICES CORPORATION
COLUMBIA GAS SYSTEM SERVICE CORPORATION COLUMBIA LNG               COLUMBIA ENERGY MARKETING CORPORATION
CORPORATION                                                        COLUMBIA SERVICE PARTNERS, INC.
COLUMBIA ATLANTIC TRADING CORPORATION                              121 Hill Pointe Drive
12355 Sunrise Valley Drive                                         Suite 100
Suite 300                                                          Canonsburg, PA 15317
Reston, VA 20191-3458
                                                                   COLUMBIA GULF TRANSMISSION COMPANY
TRISTAR VENTURES CORPORATION                                       COLUMBIA GAS TRANSMISSION CORPORATION
TRISTAR CAPITAL CORPORATION                                        1700 MacCorkle Avenue, S.E.
TRISTAR PEDRICK LIMITED CORPORATION TRISTAR PEDRICK                Charleston, WV 25314
GENERAL CORPORATION TRISTAR BINGHAMTON LIMITED CORPORATION
TRISTAR BINGHAMTON GENERAL CORPORATION                             COLUMBIA NETWORK SERVICES CORPORATION
TRISTAR VINELAND LIMITED CORPORATION TRISTAR VINELAND              1600 Dublin Road
GENERAL CORPORATION                                                Columbus, OH 43215-1082
TRISTAR RUMFORD LIMITED CORPORATION
TRISTAR GEORGETOWN GENERAL CORPORATION                             COMMONWEALTH PROPANE, INC.
TRISTAR GEORGETOWN LIMITED CORPORATION                             COLUMBIA PROPANE CORPORATION
TRISTAR FUEL CELLS CORPORATION                                     9200 Arboretum Parkway, Ste 140
TVC NINE CORPORATION                                               Richmond, VA 23236
TVC TEN CORPORATION
TRISTAR SYSTEM, INC.                                               COLUMBIA GAS OF KENTUCKY, INC.
205 Van Buren                                                      COLUMBIA GAS OF OHIO, INC.
Herndon, VA 22070                                                  COLUMBIA GAS OF MARYLAND, INC.
                                                                   COLUMBIA GAS OF PENNSYLVANIA, INC.
COLUMBIA NATURAL RESOURCES, INC                                    COMMONWEALTH GAS SERVICES, INC.
900 Pennsylvania Avenue                                            200 Civic Center Drive
Charleston, WV  25302                                              Columbus, OH 43215


-------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                         THE COLUMBIA GAS SYSTEM, INC.
-------------------------------------------------------------------------------
               (Name of top registered holding company parent of
                          each applicant or declarant)

                          J. W. Trost, Vice President
                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458
 (Name and address of agent for service)(Other Agents for Service are Listed on the Reverse Side of the Front Cover)

Names and Addresses of Subsidiary Company Agents for Service:

M. A. CHANDLER, Treasurer                                          S. M. NORDIN, Treasurer
Columbia Natural Resources, Inc.                                   Commonwealth Propane, Inc.
900 Pennsylvania Avenue                                            Columbia Propane Corporation
Charleston, WV  25302                                              9200 Arboretum Parkway, Ste 140
                                                                   Richmond, VA 23236
D. DETAR, Treasurer
TriStar Ventures Corporation                                       D. L. GELBAUGH, Vice President
TriStar Pedrick Limited Corporation                                Columbia Gas of Ohio, Inc.
TriStar Pedrick General Corporation                                Columbia Gas of Kentucky, Inc.
TriStar Binghamton Limited Corporation                             Commonwealth Gas Services, Inc.
TriStar Binghamton General Corporation                             Columbia Gas of Pennsylvania, Inc.
TriStar Vineland Limited Corporation                               Columbia Gas of Maryland, Inc.
TriStar Vineland General Corporation                               200 Civic Center Drive
TriStar Rumford Limited Corporation                                Columbus, OH 43215
TriStar Georgetown Limited Corporation
TriStar Georgetown General Corporation                             N. C. Zola, Treasurer
TriStar Fuel Cells Corporation                                     Columbia Gas Transmission Corporation
TVC Nine Corporation                                               Columbia Gulf Transmission Company
TVC Ten Corporation                                                1700 MacCorkle Avenue,. S. E.
TriStar System, Inc.                                               Charleston, WV 25314
205 Van Buren
Herndon, VA 22070                                                  D. FURLANO, Treasurer
                                                                   Columbia Network Services
S. T. MACQUEEN, Treasurer                                          1600 Dublin Road
Columbia LNG Corporation                                           Columbus, OH 43215-1082
12355 Sunrise Valley Drive
Suite 300                                                          ROBERT GUSTAFSON, Controller
Reston, VA 20191-3458                                              Columbia Energy Services Corporation
                                                                   Columbia Energy Marketing Corporation
J. W. TROST, Vice President                                        Columbia Service Partners, Inc.
Columbia Gas System Service Corporation                            121 Hill Pointe Drive
12355 Sunrise Valley Drive, Suite 300                              Suite 100
Reston, VA 20191-3420                                              Canonsburg, PA 15317

J. W. GROSSMAN, Treasurer
TriStar Capital Corporation
Columbia Atlantic Trading Corporation
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458




------------------------------------------------------------------------------
               (Names and Addresses of Other Agents for Service)

Item 1.  Description of Proposed Transaction

         The Application-Declaration as previously filed is hereby amended as follows:


1.  The capitalized text is to be added to the first full paragraph on page 3:

         The System is seeking, as more fully described hereinafter, Commission authorization FOR THE ITEMS THAT FOLLOW WHICH ARE TO BE APPLICABLE FOR

         THE PERIOD FROM THE EFFECTIVE DATE OF THE ORDER THROUGH DECEMBER 31,

         2001.


2.  The HCAR number referenced in the carryover paragraph from page 3 is to be deleted and replaced with:

         (HCAR No. 26295).


3.  The second full paragraph on page 7 (illustrated below) is to be DELETED:

         On June 20, 1995, the Commission issued HCAR No. 26313 in which it published and solicited public comments on a proposed Rule 58 under the Act.  This proposed rule would permit registered holding companies and their subsidiaries to acquire securities of companies engaged in specified Nonutility activities without prior Commission approval.

         Accordingly, the proceeds of the financings proposed in this proceeding could also be used for these additional purposes to the extent provided for by the proposed Rule 58.  To the extent the use of financing proceeds requested in the application are not covered under the proposed Rule 58, Columbia would seek Commission approval.

4 (a).   The first sentence of the first full paragraph on page 13 (illustrated below), is to be deleted and replaced with the text reflected in item

         4 (b) (also illustrated below):

                 The Hedge Program would be utilized to fix and/or limit the interest rate risk exposure on the U.S. Treasury security

                 component of any new issuance through...


4 (b).   The Hedge Program would be utilized to fix and/or limit the interest rate risk associated with any new issuance through...




Item 2.  Fees, Commissions and Expenses

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and

(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.


         Securities and Exchange Commission Filing Fee  . . . . . . . . . . . . . . . . .      $2,000

         Services of Columbia Gas System Service Corporation in connection

                 with the preparation of the Application-Declaration  . . . . . . . . . .      20,000
                                                                                             --------

         Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $22,000*
                                                                                             ========

*The above fees do not include the expenses for the issuance of up to $2 billion of long-term debt and equity securities.  As noted previously, Columbia proposes that such fees be capped at 5% of the issuance amount.



Item 3.  Procedure

         (a) State the date when Commission action is requested.  If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.


         It is requested that the Commission issue its Notice by October 25,

1996, and its order on or before November 25, 1996.

                 (b) State (I) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of

Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


         Applicants hereby (I) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.
         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                        THE COLUMBIA GAS SYSTEM, INC.



DATE:   10-23-96                   BY:  //s//M. W. O'Donnell
     -----------------------       --------------------------------------------
                                        M. W. O'Donnell, Senior Vice
                                        President & Chief  Financial Officer




                                        COLUMBIA GAS OF OHIO, INC.
                                        COLUMBIA GAS OF KENTUCKY, INC.
                                        COLUMBIA GAS OF MARYLAND, INC.
                                        COLUMBIA GAS OF PENNSYLVANIA, INC.
                                        COMMONWEALTH GAS SERVICES, INC.
                                        COLUMBIA GULF TRANSMISSION COMPANY
                                        COLUMBIA GAS TRANSMISSION CORPORATION
                                        COLUMBIA PROPANE CORPORATION
                                        COMMONWEALTH PROPANE, INC.
                                        COLUMBIA GAS SYSTEM SERVICE CORPORATION
                                        COLUMBIA NATURAL RESOURCES, INC.
                                        TRISTAR CAPITAL CORPORATION
                                        COLUMBIA LNG CORPORATION
                                        COLUMBIA ATLANTIC TRADING CORPORATION
                                        COLUMBIA ENERGY SERVICES CORPORATION
                                        COLUMBIA ENERGY MARKETING CORPORATION
                                        COLUMBIA NETWORK SERVICES CORPORATION
                                        COLUMBIA SERVICE PARTNERS, INC.
                                        TRISTAR VENTURES CORPORATION
                                        TRISTAR PEDRICK LIMITED CORPORATION
                                        TRISTAR PEDRICK GENERAL CORPORATION
                                        TRISTAR BINGHAMTON LIMITED CORPORATION
                                        TRISTAR BINGHAMTON GENERAL CORPORATION
                                        TRISTAR VINELAND LIMITED CORPORATION
                                        TRISTAR VINELAND GENERAL CORPORATION
                                        TRISTAR RUMFORD LIMITED CORPORATION
                                        TRISTAR FUEL CELLS CORPORATION
                                        TRISTAR GEORGETOWN GENERAL CORPORATION

                                        TRISTAR GEORGETOWN LIMITED CORPORATION
                                        TVC NINE CORPORATION
                                        TVC TEN CORPORATION
                                        TRISTAR SYSTEM, INC.



DATE:    10-23-96                          BY:   //s//J. W. Trost
     ------------------------                 -------------------------------
                                                J. W.  Trost,  Vice President